Exhibit 3.1

Series Designation of
Vestible Assets, LLC, Series BDBR

In accordance with the Limited Liability Company Agreement of Vestible Assets, LLC, a Delaware series limited liability company (the “Company”), dated July 20, 2022 (the “Agreement”) and upon the execution of this Series Designation by the Company and Vestible, Inc., in its capacity as Manager of the Company and of Vestible Assets, LLC, Series BDBR, a series of the Company (“Series BDBR”), this Series Designation shall be attached to, and deemed incorporated in its entirety into, the Agreement as the “Series BDBR Designation Exhibit.”

References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement, as in effect as of the Effective Date of Establishment set forth below.

Name of Series:	Vestible Assets, LLC, Series BDBR

Effective Date of Establishment:	July 18, 2023

Managing Member:	Vestible, Inc.

Initial Member:	Vestible, Inc., solely as Managing Member

Series Asset:	The Series Asset of Series BDBR shall be comprised of the Brand Agreement with Baron Browning.

Management Fee	5.0% of the purchase price of the Series BDBR Interests sold in the offering of the Series BDBR Interests.

Purpose:	As stated in Section 2.4.

Issuance:	Subject to Section 6.3(a)(i), the number of Series BDBR Interests the Company will initially issue is up to 100,000 Interests.

Broker (with respect to the Regulation A offering only):	Templum Markets, LLC.

Brokerage Fee:	0.75%, in cash, of the purchase price of the Series BDBR Interests sold in the offering of the Series BDBR Interests.

Interest Designation:	No Member holding Series BDBR Interests shall be entitled to any preemptive, preferential or similar rights connection with the issuance of Series BDBR Interests.

Voting:	Subject to Section 3.5, the Series BDBR Interests shall entitle the Record Holders thereof to one vote per Interest on any and all matters submitted to the consent or approval of Members generally. No separate vote or consent of the Record Holders of Series BDBR Interests shall be required for the approval of any matter, except as required by the Delaware Act or except as provided elsewhere in the Agreement.

The affirmative vote of the holders of not less than a majority of the Series BDBR Interests then outstanding shall be required for:

(a) any amendment to the Agreement (including this Series Designation) that would adversely change the rights of the Series BDBR Interests;

(b) mergers, consolidations or conversions of Series Vestible or the Company; and

(c) all such other matters as the Manager, in its sole discretion, determines shall require the approval of the holders of the Outstanding Series Vestible Interests voting as a separate class.

Notwithstanding the foregoing, the separate approval of the holders of Series BDBR Interests shall not be required for any of the other matters specified under Section 12.1.

Splits:	There shall be no subdivision of the Series BDBR Interests other than in accordance with Section 3.7.

Other rights:	Holders of Series BDBR Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series BDBR Interests.

Officers:	Parker Graham – Chief Executive Officer

Yves Batoba – Head of Partnerships

Each officer shall have full power and authority to execute all agreements and other documents on behalf of Series BDBR.

Minimum Interests:	One (1) Interest per Member.

Fiscal Year:	As stated in Section 8.2.

Information Reporting:	As stated in Section 8.1(c).

Termination:	As stated in Section 11.1(b).

Liquidation:	As stated in Section 11.3.

Amendments to this Exhibit:	As stated in Article XII.

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